Exhibit 21.1

“List of Subsidiaries”

The following are the names, jurisdiction of organization and percentage ownership by the Company of each Subsidiary.

	JURISDICTION OF INCORPORATION	COMPANY OWNED BY PERCENTAGE

MagneGas Welding Supply – Southeast, LLC	Florida	100%

MagneGas Real Estate Holdings, LLC	Delaware	100%

MagneGas Production, LLC	Delaware	100%

MagneGas Welding Supply – South, LLC	Texas	100%

MagneGas Welding Supply – West, LLC	California	100%

MagneGas Limited	United Kingdom	100%

MagneGas Ireland Ltd.	Ireland	100%

Taronis-TGS, LLC	Delaware	100%

MagneGas IP, LLC	Delaware	100%

Tech-Gas Solutions, LLC	Texas	100% (owned by Taronis-TGS, LLC)

Taronis Netherlands, B.V.	Kingdom of the Netherlands	100% (owned by MagneGas Ireland Ltd.)

Taronis TAS, LLC	Florida	100% (owned by MagneGas Welding Supply – Southeast, LLC

Taronis TAH, LLC	Florida	100% (owned by MagneGas Welding Supply – Southeast, LLC